SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

This report is intended to be incorporated by reference into KfW’s prospectus dated November 15, 2013 and KfW’s preliminary prospectus included in KfW’s registration statement filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2015, as well as any future prospectus filed by KfW with the Commission to the extent such prospectus states that it incorporates by reference this report.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014 as indicated in the following.

i

-	Exhibit (d) is hereby amended by adding the following text to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section:

“Financial Assistance to Euro Area Member States

On August 19, 2015, the Board of Governors of the European Stability Mechanism (“ESM”) approved the Financial Assistance Facility Agreement (“FFA”) with Greece. Under the terms of the ESM’s loan agreement with Greece, the ESM will provide up to EUR 86 billion in financial assistance to Greece over three years. The ESM Board of Governors also adopted a Memorandum of Understanding (“MoU”) with Greece, specifying the policy measures that the Greek government has agreed to undertake in order to tackle the main challenges facing its economy. On August 20, 2015, the ESM approved the first tranche of financial assistance for Greece of EUR 26 billion, EUR 13 billion of which were immediately disbursed to Greece. The disbursement was the first part of a sub-tranche of EUR 16 billion, to be used for budget financing and debt servicing needs. The remaining EUR 3 billion of this sub-tranche are expected to be disbursed at the latest by the end of November, once Greece has completed additional prior actions. The second sub-tranche of EUR 10 billion, provided in ESM floating rate notes, is designated for potential bank recapitalization or resolution. The ESM will hold the notes in a segregated account. They can be disbursed provided, among other things, that Greece makes such a request and that the competent recapitalization/resolution authority confirms the amount. Disbursement is also subject to final approval by the ESM Board of Directors.

Sources: European Stability Mechanism, ESM Board of Governors approves ESM program for Greece, press release of August 19, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-governors-approves-esm-programme-for-greece.htm); European Stability Mechanism, ESM Board of Directors approves first loan tranche of €26 bn for Greece, press releases of August 20, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-first-loan-tranche-of-26-bn-for-greece.htm).

In October 2015, following a positive assessment of the seventh review of Cyprus’s macroeconomic adjustment program, the European Stability Mechanism (“ESM”) disbursed EUR 500 million to Cyprus, raising the amount of ESM financial assistance for Cyprus to EUR 6.3 billion out of the approximately EUR 9 billion committed by the ESM at the start of the financial assistance program.

Source: European Stability Mechanism, ESM Board of Governors approves updated Memorandum of Understanding with Cyprus, press release of October 5, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-governors-approves-updated-memorandum-of-understanding-with-cyprus.htm).

German and EU Reaction to Migratory Pressure

Approximately 800,000 migrants are expected to seek asylum in Germany in 2015, which would be unprecedented in the history of the Federal Republic and pose major humanitarian, administrative and financial challenges for the German federal government (Bund), federal states (Länder) and municipalities. Against this background the German federal government and the heads of the German federal states have agreed on measures to tackle the ongoing migrant crisis, which became effective as of October 24, 2015. Specifically, the German federal government has agreed to provide a lump sum of EUR 670 per migrant per month payable for the period from the migrant’s registration through the conclusion of the refugee’s application process for seeking asylum. In addition, the German federal government has undertaken to contribute EUR 500 million for social housing and EUR 350 million for unaccompanied minors. Albania, Kosovo and Montenegro are to be classified as safe countries of origin with the aim of accelerating the decision-making process on futile applications for asylum by migrants from these countries. The number of such applications increased strongly in the past year, with more than 90% the applications having been rejected. On September 29, 2015, the German federal government adopted a draft supplementary budget for the fiscal year 2015 in order to finance the agreement between the German federal government and the German federal states with respect to reception and accommodation of refugees and asylum seekers. The draft supplementary budget provides for an additional EUR 1 billion as relief for the federal states and municipalities, thereby raising the total amount of budgetary funds allocated in this area to EUR 2 billion. Furthermore, the draft supplementary budget establishes a reserve in an amount of EUR 5 billion, which is earmarked to finance the measures agreed from 2016 onwards. Should there be budgetary surplus at the end of 2015, any additional revenue would be used for this reserve, too. The German federal budget is expected to remain balanced in 2015.

Sources: Bundesregierung, Bund-Ländertreffen zu Flüchtlingen – Merkel „Ein guter Tag für Kommunen”, article dated September 24, 2015 (http://www.bundesregierung.de/Content/DE/Artikel/2015/09/2015-09-24-fluechtlinge-kanzleramt.html); Bundesregierung, Bund und Länder einigen sich auf Maßnahmen, press release dated September 25, 2015 (http://www.bundesregierung.de/Content/DE/Infodienst/2015/09/2015-09-25-bund-und-laender-einigen-sich-auf-massnahmen/0-bund-und-laender-einigen-sich-auf-massnahmen.html); Bundesministerium der Finanzen, Zweiter Nachtragshaushalt 2015 – Vereinbarungen des Flüchtlingsgipfels werden ohne Schulden solide finanziert, press release dated September 29, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/09/2015-09-29-PM38.html); Bundesregierung, Gesetzespaket in Kraft getreten – Effektive Verfahren, frühe Integration, article dated October 26, 2015 (http://www.bundesregierung.de/Content/DE/Artikel/2015/10/2015-10-15-asyl-fluechtlingspolitik.html;jsessionid=EE62FCF01908C6CFB23A68242AE19E13.s1t1).

On September 22, 2015, the Council of the European Union adopted a decision establishing a temporary and exceptional relocation mechanism over two years from the frontline member states Italy and Greece to other member states. It will apply to 120,000 persons in clear need of international protection. In addition, on September 23, 2015, the European Council unanimously agreed to work on the implementation of a number of measures, including the establishment of “hotspots” by the end of November 2015 in frontline European Union member states in order to guarantee identification, registration and fingerprinting of migrants and at the same time ensure relocation and returns. The member states also agreed to contribute at least an additional EUR 1 billion to respond to the urgent needs of refugees in the region by helping the United Nations High Commissioner for Refugees (“UNHCR”), the World Food Program and other agencies. On October 25, 2015, leaders representing the countries along the Western Balkans migration route met in Brussels at the European Commission’s headquarters and agreed to improve cooperation and step up consultation. In particular, leaders agreed to improve the border management and to increase reception capacities in Greece and in the Western Balkans with support of the UNHCR.

Sources: Council of the European Union, Council decision establishing provisional measures in the area of international protection for the benefit of Italy and Greece, adopted on September 22, 2015 (http://data.consilium.europa.eu/doc/document/ST-12098-2015-INIT/en/pdf); Council of the European Union, Finding Solutions to Migratory Pressures, last reviewed on September 23, 2015 (http://www.consilium.europa.eu/en/policies/migratory-pressures/); European Council, Informal meeting of EU heads of state or government on migration, 23 September 2015—statement, statement of September 24, 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/09/23-statement-informal-meeting/); European Commission, Meeting on the Western Balkans Migration Route: Leaders Agree on 17-point plan of action, press release of October 25, 2015 (http://europa.eu/rapid/press-release_IP-15-5904_en.htm).”

-	Exhibit (d) is hereby amended by replacing the paragraph preceding the table “KfW’s Green Bond Issues” on page 29 under “KfW—Business—Capital Markets—Funding—Financial-Market Funds—Capital-Market Funding” with the following text:

“As part of its funding program, KfW links the proceeds of certain of its bonds, referred to by KfW as “green bonds,” to its environmental investment program, Erneuerbare Energien Programm – Standard (Renewable Energies Program – Standard). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure to finance environmental projects. While net proceeds from the sale of its green bonds are used by KfW in its general business, upon closing of the transactions KfW simultaneously allocates an amount equal to the net proceeds of the green bonds (which proceeds may be converted into Euros) to an internal account used to track the allocation of funds from its green bond issuances. Amounts matching requests for disbursements under KfW’s Renewable Energies Program – Standard will be deducted from the balance of this internal account on an ongoing basis, starting with the beginning of the calendar year and continuing until the balance has been completely reduced. The Renewable Energies Program – Standard aims to promote the development of electricity from renewable resources. Measures financed through this program may include but are not limited to the following: photovoltaic equipment; on-shore wind power plants and repowering measures; hydro-electric power stations; and equipment for the generation and use of biogas. The common objective of all projects financed under this program is the reduction of greenhouse gas emissions. Equipment for the use of fossil fuels or nuclear power is not financed under the program. KfW provides investors with information regarding the use of proceeds in terms of disbursements under the Renewable Energies Program – Standard on a regular basis on its website. Unless otherwise indicated, information available on or accessible through KfW’s website is not incorporated herein by reference.”

-	Exhibit (d) is hereby amended by adding the following text to the “The Federal Republic of Germany—The Economy—Employment and Labor” section after the table “Employment and Unemployment” on page G-19:

“The following table presents data with respect to the employment rate broken down by gender and age for 2014 and 2005.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2014	2005	2014	2005	2014	2005
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	25.9	25.7	28.0	28.6	23.6	22.7
20 to 24	63.9	59.3	65.0	61.2	62.7	57.4
25 to 29	77.6	69.7	80.2	74.0	74.8	65.2
30 to 34	82.1	75.5	88.3	84.6	75.9	66.4
35 to 39	83.7	79.3	90.0	87.2	77.4	71.2
40 to 44	85.9	80.9	90.9	86.5	80.8	75.1
45 to 49	86.0	79.8	89.7	84.7	82.1	74.8
50 to 54	83.2	75.2	86.7	80.8	79.6	69.7
55 to 59	76.9	63.3	81.5	71.3	72.4	55.3
60 to 64	52.3	28.1	59.0	35.8	46.0	20.7
65 and older	5.6	3.3	8.0	5.0	3.7	2.1

Total (15 and older)	56.8	51.5	62.4	58.4	51.5	45.0

Source: Statistisches Bundesamt, Labor force participation, Employed and employment rate by sex and age, Results of the microcensus 2005 und 2014–Annual averages (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/LabourMarket/Employment/TablesEmploymentAccounts/ParticipationPension70.html).

The following table presents data with respect to the structure of employment by economic sector for 2014 and 2005.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2014	2005
	(Percent of total)
Agriculture, forestry and fishing	1.5	1.7
Production sector (excluding construction)	18.9	19.9
of which: manufacturing	17.5	18.4
Construction	5.7	5.8
Trade, transport, accommodation and food services	23.0	23.4
Information and communication	2.9	2.9
Financial and insurance services	2.8	3.2
Real estate activities	1.1	1.1
Business services	13.2	11.0
Public services, education, health	23.9	23.7
Other services	7.0	7.2

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (September 2015), Table 2.2.9.”

-	Exhibit (d) is hereby amended by adding the following text to the “The Federal Republic of Germany—The Economy—International Economic Relations” section:

“Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2013.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2013

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	919.0	458.4
Selected countries and regions
European Union	410.7	356.1
of which: European Monetary Union	195.4	308.1
of which: United Kingdom	107.4	33.8
Switzerland	28.7	26.2
Russia	22.9	2.4
United States	241.7	33.7
Canada	11.6	0.8
Central America	13.8	3.8
South America	28.1	0.2
Asia	108.7	25.1
of which: China	47.8	1.2
of which: Japan	12.0	16.9
Australia	16.4	2.2
Africa	8.4	0.8
Selected economic sectors of investment object
Manufacturing	313.7	117.0
of which: Chemicals and chemical products	67.1	15.5
of which: Machinery and equipment	28.9	16.4
of which: Motor vehicles, trailers and semi-trailers	82.5	0.4
Electricity, gas, steam and air conditioning supply	52.5	13.9
Wholesale and retail trade; repair of motor vehicles	136.5	47.5
Information and communication	34.9	58.6
Financial and insurance activities	228.6	87.6
Accommodation and food service activities	27.6	28.7
Activities of holding companies	54.9	80.1

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2015), Tables 1.2.a, I.2. c, II.2.a, II.2.b.”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ HORST SEISSINGER

Name: Horst Seissinger
Title: First Vice President

By:	/S/ LARS AINSLEY

Name: Lars Ainsley
Title: Manager

Date: October 27, 2015